UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Completion of Acquisition of Nova Lumina Limited

On January 9, 2026, AIFU Inc. (“AIFU” or the “Company”) completed share issuance to YS Management Company Limited (“YSM”) and Ethereal Group Ltd (“Ethereal”) in relations to its previously announced acquisition of 100% of the equity interest in Nova Lumina Limited (“Nova”), a company holding a premium inventory of dark tea products.

Pursuant to the transaction agreement entered into on December 12, 2025 (the “Agreement”), the total consideration for the acquisition consisted of (i) an aggregate 102,578,839 Class A ordinary shares of a par value of US$0.4 each of the Company (the “Consideration Shares”) at a purchase price of US$1 per share and (ii) a cash payment of US$22.0 million, which will be paid within 360 days after the Closing Date. As of January 9, 2026 (the “Closing Date”), 96,526,648 Consideration Shares have been issued to YSM and 6,052,191 Consideration Shares have been issued to Ethereal, with the US$22.0 million cash payable to Ethereal. The Consideration Shares issued to YSM are subject to a lock-up period of five years from the Closing Date.

Following this issuance and the completion of the transaction, the Company has a total of 123,514,110 issued and outstanding ordinary shares, consisting of 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares. YSM holds approximately 78.2% of the total issued and outstanding shares of the Company, representing approximately 11.2% of the total voting power and Ethereal holds approximately 4.9% of the total issued and outstanding shares of the Company, representing approximately 0.7% of the total voting power.

The acquisition of Nova provides AIFU with approximately 4,000 metric tons of premium tea inventory, including 2,130 metric tons of dark tea raw materials and 1,870 metric tons of finished dark brick tea products. This move represents a strategic diversification, pairing AI-driven financial services with valuable assets in the burgeoning health and wellness sector.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: January 9, 2026

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